eLong Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results

Net revenues surpassed RMB1 billion and hotel room nights exceeded 25 million in 2013

BEIJING, February 19, 2014 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Highlights – Fourth Quarter 2013

■	Hotel room nights stayed in the fourth quarter increased 48% to 7.4 million room nights compared to 5.0 million in the prior year period. Excluding the fourth quarter 2012 technology change with respect to recording groupbuy room nights, room nights stayed in the fourth quarter increased 58% compared to the prior year period.

■	Hotel commission revenue for the fourth quarter increased 28% to RMB224.4 million (US$37.1 million), compared to RMB175.0 million (US$28.1 million) in the fourth quarter of 2012.

■	Net revenues for the fourth quarter increased 25% to RMB261.0 million (US$43.1 million), compared to RMB208.8 million (US$33.5 million) in the fourth quarter of 2012.

■	Mobile hotel bookings comprised more than 30% of total hotel room nights stayed in the fourth quarter, compared to 25% in the third quarter. Cumulative downloads of eLong mobile apps now exceed 45 million.

Highlights – Full Year 2013

■	Hotel room nights stayed in 2013 increased 60% to 25.8 million room nights compared to 16.1 million in the prior year.

■	Hotel commission revenue in 2013 increased 41% to RMB858.2 million (US$141.8 million), compared to RMB608.3 million (US$97.6 million) in 2012.

■	Net revenues in 2013 increased 36% to RMB1,009.7 million (US$166.8 million), compared to RMB744.2 million (US$119.5 million) in 2012.

“In 2013, our hotel room nights grew 60% setting an eLong record of 25.8 million room nights stayed. We also achieved two important company milestones with gross bookings* surpassing RMB10 billion and net revenues exceeding RMB1 billion for the first time in our history,” said Guangfu Cui, Chief Executive Officer of eLong. “We continue to execute our mobile hotel strategy and upgrade our mobile user experience, including recently launching train ticket booking and WeChat payment on our mobile Apps.”

Business Results

Revenues

Total revenues by product for the fourth quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

* Gross bookings: Total retail value of transactions recorded at the time of stay for hotel room nights and issuance for air tickets. Gross bookings include the total price due for travel excluding taxes, fees and other charges, and are generally reduced for cancellations and refunds.

	Q4 2013	% Total	Q4 2012	% Total	Y/Y Growth
Hotel reservations	224.4	80%	175.0	78%	28%
Air ticketing	32.5	12%	31.4	14%	3%
Other	23.5	8%	18.0	8%	31%
Total revenues	280.4	100%	224.4	100%	25%

Total revenues by product for the full year 2013 as compared to 2012 were as follows (in RMB million):

	2013	% Total	2012	% Total	Y/Y Growth
Hotel reservations	858.2	80%	608.3	76%	41%
Air ticketing	135.0	12%	123.8	16%	9%
Other	85.9	8%	65.1	8%	32%
Total revenues	1,079.1	100%	797.2	100%	35%

Hotel Reservations

Hotel commission revenue increased 28% in the fourth quarter of 2013 compared to the same period in 2012, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the fourth quarter increased 48% year-on-year to 7.4 million. Excluding the fourth quarter 2012 technology change with respect to recording groupbuy room nights, room nights stayed in the fourth quarter increased 58% compared to the prior year period. Commission per room night decreased 13% year-on-year, primarily due to the growth of our coupon program. Hotel commission revenue grew to 80% of total revenues from 78% in the prior year quarter.

Hotel commission revenue increased 41% for full year 2013 compared to 2012, due to higher room night volume, partially offset by a 12% decrease in commission per room night. Room nights stayed in 2013 increased 60% year-on-year to 25.8 million. Commission per room night declined, primarily due to the growth of our coupon program, as well as increased groupbuy and lower average daily rate hotel room nights. Hotel commission revenue grew to 80% of total revenues from 76% in the prior year.

Air Ticketing

Air ticketing commission revenue increased 3% in the fourth quarter of 2013, compared to the prior year quarter, driven by a 30% increase in air segments to approximately 828,000, partially offset by a 21% decrease in commission per segment. Commission per segment decrease was due to decline in commission rates, our air coupon program and a decrease in average ticket price. Air ticketing commission revenue decreased to 12% of total revenues from 14% in the prior year quarter.

Air ticketing commission revenue for full year 2013 increased 9% compared to 2012, driven by a 28% increase in air segments to 3.0 million, partially offset by a 15% decrease in commission per segment. Commission per segment decrease was mainly due to our air coupon program, as well as a decrease in average ticket price. Air ticketing commission revenue decreased to 12% of total revenues from 16% in the prior year.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 31% year-on-year in the fourth quarter of 2013, mainly driven by increased advertising and travel insurance revenue. Other revenue was 8% of total revenues, consistent with the prior year quarter.

Other revenue for full year 2013 increased 32% compared to 2012, mainly driven by increased advertising and travel insurance revenue. Other revenue was 8% of total revenues, consistent with the prior year.

Profitability

Gross margin in the fourth quarter of 2013 was 72%, consistent with the prior year quarter. Gross margin for full year 2013 increased to 74%, compared to 73% in 2012. The improvement in gross margin was driven by operational efficiencies and mix shift to mobile and online hotel bookings, partially offset by lower hotel commission revenue per room night.

Operating expenses for the fourth quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q4 2013	% of Net Revenue	Q4 2012	% of Net Revenue	Y/Y Growth
Service development	53.0	20%	36.4	17%	46%
Sales and marketing	163.0	62%	110.1	53%	48%
General and administrative	32.6	13%	17.4	8%	87%
Amortization of intangible assets	1.3	-	0.2	-	438%
Charges related to intangible assets	1.7	1%	1.9	1%	(6%)
Total operating expenses	251.6	96%	166.0	79%	52%

Operating expenses for full year 2013 as compared to 2012 were as follows (in RMB million):

	2013	% of Net Revenue	2012	% of Net Revenue	Y/Y Growth
Service development	178.1	18%	127.5	17%	40%
Sales and marketing	652.3	65%	412.3	55%	58%
General and administrative	90.7	9%	63.0	8%	44%
Amortization of intangible assets	4.0	-	1.1	-	275%
Charges related to property and equipment and intangible assets	1.9	-	2.2	1%	(14%)
Total operating expenses	927.0	92%	606.1	81%	53%

Total operating expenses increased 52% for the fourth quarter of 2013 compared to the fourth quarter of 2012. Total operating expenses increased to 96% of net revenues in the fourth quarter of 2013 from 79% in the prior year quarter. Operating loss was RMB63.2 million in the fourth quarter of 2013 compared to operating loss of RMB15.6 million in the prior year quarter.

Total operating expenses increased 53% for full year 2013 compared to 2012. Total operating expenses increased to 92% of net revenues in 2013 from 81% in 2012. Operating loss was RMB178.2 million compared to operating loss of RMB66.2 million in the prior year.

Service development expenses consist of expenses related to technology and our product offering, including our websites and other systems, as well as our supplier relations function. Service development expenses increased 46% compared to the prior year quarter, mainly driven by higher personnel expenses and share-based compensation charges. Service development expenses increased to 20% of net revenues in the fourth quarter of 2013, compared to 17% in the same quarter of 2012.

Service development expenses for full year 2013 increased 40% compared to 2012, mainly driven by higher personnel expenses and share-based compensation charges. Service development expenses increased to 18% of net revenues in 2013 from 17% in 2012.

Sales and marketing expenses for the fourth quarter of 2013 increased 48% over the prior year quarter, driven by increased marketing expenses and hotel commission payments to affiliates. Sales and marketing expenses increased to 62% of net revenues in the fourth quarter of 2013 from 53% in the same quarter of 2012.

Sales and marketing expenses for full year 2013 increased 58% over 2012, mainly driven by increased marketing expenses and hotel commission payments to affiliates. Sales and marketing expenses increased to 65% of net revenues in 2013 from 55% in 2012.

General and administrative expenses for the fourth quarter of 2013 increased 87% compared to the prior year quarter, mainly driven by higher share-based compensation charges. General and administrative expenses increased to 13% of net revenues in the fourth quarter of 2013 from 8% in the same quarter of 2012.

General and administrative expenses for full year 2013 increased 44% compared to 2012, mainly driven by higher share-based compensation charges. General and administrative expenses increased to 9% of net revenues in 2013 from 8% in 2012.

Other income was RMB20.7 million in the fourth quarter of 2013 compared to other income of RMB13.8 million in the fourth quarter of 2012, primarily due to increased government subsidies and interest income as well as decreased foreign exchange losses.

Other income was RMB65.2 million for full year 2013 compared to other income of RMB56.5 million in 2012, primarily due to increased government subsidies and interest income.

Income tax expense for the fourth quarter of 2013 was RMB3.5 million, compared to income tax benefit of RMB12.5 million during the prior year quarter, mainly due to the recording of a valuation allowance of RMB9.8 million on deferred tax assets.

Income tax expense for full year 2013 was RMB59.5 million, compared to income tax benefit of RMB16.0 million in 2012, mainly due to the recording of a valuation allowance of RMB91.9 million on deferred tax assets.

Net loss for the fourth quarter of 2013 was RMB44.0 million, compared to net income of RMB5.7 million during the prior year quarter.

Net loss for full year 2013 was RMB167.7 million, compared to net income of RMB0.5 million in 2012.

Basic net loss per ADS and diluted net loss per ADS for the fourth quarter of 2013 were each RMB1.26 (US$0.22), compared to basic net income per ADS and diluted net income per ADS of RMB0.16 (US$0.02) in the prior year quarter.

Net loss per ADS and diluted net loss per ADS for full year 2013 were each RMB4.82 (US$0.80), compared to net income per ADS and diluted net income per ADS of RMB0.02 (US$0.002) in full year 2012.

As of December 31, 2013, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB2.0 billion (US$323 million), substantially all of which was held in Renminbi.

Business Outlook

eLong currently expects net revenues for the first quarter of 2014 to increase by 10% to 20% compared to the first quarter of 2013. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its fourth quarter 2013 unaudited financial results on February 20, 2014 at 8:30 am Beijing time (February 19, 2014, 7:30 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. The toll-free numbers for China Mainland participants are 10800-712-1470 (China Unicom) and 10800-120-1470 (China Telecom) and the toll number for China Mainland participants is 86-400-810-4731. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/index.php?s=19.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of domestic and international properties worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2013	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	174,983	255,182	224,350	37,060	608,319	858,229	141,769
Air ticketing	31,454	35,198	32,498	5,368	123,754	134,994	22,299
Other	17,987	25,599	23,585	3,896	65,136	85,913	14,192
Total revenues	224,424	315,979	280,433	46,324	797,209	1,079,136	178,260
Business tax, VAT and surcharges	(15,630)	(19,030)	(19,393)	(3,204)	(52,965)	(69,431)	(11,469)
Net revenues	208,794	296,949	261,040	43,120	744,244	1,009,705	166,791
Cost of services	(58,386)	(73,441)	(72,713)	(12,011)	(204,323)	(260,843)	(43,088)
Gross profit	150,408	223,508	188,327	31,109	539,921	748,862	123,703

Operating expenses:
Service development	(36,358)	(48,299)	(52,993)	(8,754)	(127,467)	(178,171)	(29,432)
Sales and marketing	(110,144)	(211,682)	(163,029)	(26,931)	(412,344)	(652,278)	(107,748)
General and administrative	(17,409)	(20,472)	(32,566)	(5,379)	(62,968)	(90,714)	(14,985)
Amortization of intangible assets	(247)	(911)	(1,230)	(203)	(1,056)	(3,965)	(655)
Charges related to property and equipment and intangible assets	(1,860)	-	(1,740)	(287)	(2,238)	(1,917)	(317)
Total operating expenses	(166,018)	(281,364)	(251,558)	(41,554)	(606,073)	(927,045)	(153,137)
Loss from operations	(15,610)	(57,856)	(63,231)	(10,445)	(66,152)	(178,183)	(29,434)

Other income:
Interest income	14,691	15,643	15,061	2,488	55,259	60,190	9,943
Government subsidy	312	1,034	5,948	983	1,645	7,369	1,217
Foreign exchange losses	(1,237)	(377)	(532)	(88)	(1,967)	(1,931)	(319)
Other	28	190	212	35	1,523	(413)	(68)
Total other income	13,794	16,490	20,689	3,418	56,460	65,215	10,773
Loss before income tax benefit/(expense)	(1,816)	(41,366)	(42,542)	(7,027)	(9,692)	(112,968)	(18,661)
Income tax benefit/(expense)	12,450	(9,603)	(3,532)	(584)	16,016	(59,480)	(9,826)
Impairment on equity method investment	(4,812)	-	-	-	(4,812)	-	-
Share of net income/(loss) in non-consolidated affiliates	(107)	575	1,598	264	(1,041)	4,243	701
Net income/(loss)	5,715	(50,394)	(44,476)	(7,347)	471	(168,205)	(27,786)
Net loss attributable to non-controlling interests	-	-	475	79	-	475	79
Net income/(loss) attributable to eLong, Inc.	5,715	(50,394)	(44,001)	(7,268)	471	(167,730)	(27,707)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	5,715	(50,394)	(44,001)	(7,268)	471	(167,730)	(27,707)

Basic net income/(loss) per share	0.08	(0.72)	(0.63)	(0.11)	0.01	(2.41)	(0.40)
Diluted net income/(loss) per share	0.08	(0.72)	(0.63)	(0.11)	0.01	(2.41)	(0.40)

Basic net income/(loss) per ADS(2)(3)	0.16	(1.44)	(1.26)	(0.22)	0.02	(4.82)	(0.80)
Diluted net income/(loss) per ADS(2)(3)	0.16	(1.44)	(1.26)	(0.22)	0.02	(4.82)	(0.80)

Shares used in computing net income per share:
Basic	69,196	69,668	69,934	69,934	68,833	69,455	69,455
Diluted	69,862	69,668	69,934	69,934	69,443	69,455	69,455
Share-based compensation charges included in:	7,853	15,396	30,987	5,118	29,948	63,338	10,462
Cost of services	412	552	944	156	1,932	2,673	441
Service development	2,807	6,836	5,983	988	11,459	19,563	3,232
Sales and marketing	952	1,441	4,444	734	4,322	8,137	1,344
General and administrative	3,682	6,567	19,616	3,240	12,235	32,965	5,445

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	311,140	367,061	60,634
Short-term investments	1,581,502	1,485,800	245,437
Restricted cash	61,400	103,440	17,087
Accounts receivable, net	127,973	168,093	27,767
Amounts due from related parties	23,639	66,143	10,926
Prepaid expenses	21,240	33,652	5,559
Deferred tax assets, current	15,342	6,604	1,091
Other current assets	53,324	75,880	12,534
Total current assets	2,195,560	2,306,673	381,035
Property and equipment, net	72,362	87,980	14,533
Investment in non-consolidated affiliates	42,031	52,067	8,601
Goodwill	77,782	96,256	15,900
Intangible assets, net	14,712	16,366	2,703
Deferred tax assets, non-current	31,037	11,141	1,840
Other non-current assets	37,149	58,194	9,614
Total non-current assets	275,073	322,004	53,391
Total assets	2,470,633	2,628,677	434,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	119,200	176,769	29,200
Income taxes payable	14,671	22,633	3,739
Amounts due to related parties	89,634	97,010	16,025
Deferred revenue	10,197	21,198	3,502
Accrued expenses and other current liabilities	198,970	337,903	55,817
Total current liabilities	432,672	655,513	108,283
Deferred tax liabilities, non-current	41	2,034	336
Other liabilities	1,045	45	7
Total non-current liabilities	1,086	2,079	343
Total liabilities	433,758	657,592	108,626

Shareholders’ equity
Ordinary shares	2,864	2,864	473
High-vote ordinary shares	2,691	2,691	445
Treasury stock	(70,105)	(30,930)	(5,109)
Additional paid-in capital	2,238,577	2,298,133	379,624
Statutory reserves	15,409	20,123	3,324
Accumulated deficit	(152,561)	(340,892)	(56,311)
Total eLong, Inc. shareholders’ equity	2,036,875	1,951,989	322,446
Noncontrolling interest	-	19,096	3,154
Total shareholders’ equity	2,036,875	1,971,085	325,600
Total liabilities and shareholders’ equity	2,470,633	2,628,677	434,226

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3	Q4	2013

Hotel Reservations

Room Nights	2,843	3,666	4,601	5,014	16,124	4,877	5,803	7,725	7,413	25,818
Room Night Y/Y	67%	65%	70%	94%	75%	71%	58%	68%	48%	60%
Average Daily Rate Y/Y	(12%)	(11%)	(9%)	(15%)	(12%)	(4%)	(5%)	(3%)	2%	(2%)
Commission/Room Night Y/Y	(19%)	(11%)	(27%)	(29%)	(22%)	(15%)	(18%)	(3%)	(13%)	(12%)
Hotel Commissions Y/Y	36%	47%	24%	38%	36%	47%	29%	63%	28%	41%

Air Ticketing

Air Segments	554	525	662	637	2,378	672	671	863	828	3,034
Air Segments Y/Y	(6%)	(8%)	12%	11%	3%	21%	28%	30%	30%	28%
Average Ticket Price Y/Y	1%	5%	0%	(4%)	1%	(1%)	(10%)	(7%)	(2%)	(5%)
Commission/Segment Y/Y	(5%)	1%	(7%)	(3%)	(4%)	(4%)	(7%)	(23%)	(21%)	(15%)
Air Commissions Y/Y	(10%)	(7%)	5%	8%	(1%)	17%	19%	(0%)	3%	9%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3	Q4	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	11,883	16,013	(33,140)	5,715	471	2,773	(76,108)	(50,394)	(44,001)	(167,730)
Net loss attributable to non-controlling interests	-	-	-	-	-	-	-	-	(475)	(475)
Interest income	(11,607)	(14,006)	(14,955)	(14,691)	(55,259)	(14,629)	(14,857)	(15,643)	(15,061)	(60,190)
Government subsidy	-	-	(1,333)	(312)	(1,645)	(387)	-	(1.034)	(5.948)	(7,369)
Income tax expense (benefit)	2,649	963	(7,178)	(12,450)	(16,016)	3,276	43,069	9,603	3,532	59,480
Depreciation	5,985	6,435	7,096	7,420	26,936	7,759	8,420	8,467	8,531	33,177
Amortization of intangible assets	251	279	279	247	1,056	913	911	911	1,230	3,965
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516	15,396	30,987	63,338
Foreign exchange losses	618	29	83	1,237	1,967	539	483	377	532	1,931
Impairment loss on equity method investment	-	-	-	4,812	4,812	-	-	-	-	-
Other	(873)	-	692	1,939	1,758	(602)	(476)	(765)	(114)	(1,957)
Adjusted EBITDA	15,854	17,881	(41,477)	1,770	(5,972)	10,081	(32,042)	(33,081)	(20,787)	(75,830)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3	Q4	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	11,883	16,013	(33,140)	5,715	471	2,773	(76,108)	(50,394)	(44,001)	(167,730)
Net loss attributable to noncontrolling interests	-	-	-	-	-	-	-	-	(475)	(475)
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516	15,396	30,987	63,338
Amortization of intangible assets	251	279	279	247	1,056	913	911	911	1,230	3,965
Foreign exchange losses	618	29	83	1,237	1,967	539	483	377	532	1,931
Other	(40)	(73)	317	1,711	1,915	(80)	608	(185)	1,187	1,530
Adjusted net income/(loss)	19,660	24,416	(25,482)	16,763	35,357	14,584	(67,590)	(33,895)	(10,540)	(97,441)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	69,342	69,225	68,859	69,862	69,443	69,733	69,201	69,668	69,934	69,455
Additional performance units	390	796	858	904	724	1,640	1,687	2,878	7,590	3,503
Adjusted weighted average shares outstanding	69,732	70,021	69,717	70,766	70,167	71,373	70,888	72,546	77,524	72,958

Adjusted net income/(loss) per share	0.28	0.35	(0.37)	0.24	0.50	0.20	(0.95)	(0.47)	(0.14)	(1.34)

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